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                            November 29, 2021

       Theodore L. Koenig
       Chairman and Chief Executive Officer
       MCAP Acquisition Corporation
       311 South Wacker Drive, Suite 6400
       Chicago, Illinois 60606

                                                        Re: MCAP Acquisition
Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed November 18,
2021
                                                            File No. 333-259027

       Dear Mr. Koenig:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4/A filed November 18, 2021

       Risk Factors
       Public Stockholders who redeem their shares of MCAP Common Stock may continue to hold any Public Warrants they own..., page 73

   1. Please tell us how you calculated the $7.1 million value of the 4,580,666 Public Warrants using a market value of
$1.18 or revise as necessary.
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition   CorporationL. Koenig
Comapany 29,
November  NameMCAP
              2021     Acquisition Corporation
November
Page 2    29, 2021 Page 2
FirstName LastName
MCAP determined that a material weakness existed in its internal control over financial reporting as of March 2, 2021. If MCAP..., page 84

2. Please revise to address the fact that you identified another error in your financial statements related to the classification of redeemable shares issued during your IPO, which lead to a restatement of prior period financial statements. Discuss the impact this had on the material weakness previously identified, your evaluation of disclosure controls and procedures and your remediation efforts. Similar revisions should be made to the risk factor where you discuss the potential for litigation related to the financial statement restatements.
If the Post-Combination Company fails to maintain effective internal control over financial reporting..., page 86

3. We note your reference to "Management's Discussion and Analysis of Financial Condition
         and Results of Operations - Evaluation of Disclosure Controls and Procedures" and your disclosure about management's identification of a material weakness in the company's internal control over financial reporting. We are unable to find such a discussion in
         MD&A. Please advise.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jonathan Talcott, Esq.